Lawsuit filed against a Director of Shinhan Financial Group

On September 27, 2010, Shinhan Financial Group (“SFG”) was notified by the District Court of Seoul that a lawsuit was filed by four of SFG’s shareholders on September 13, 2010 against SFG, Shinhan Bank, SFG’s main banking subsidiary, and Mr. Baek Soon Lee, one of SFG’s directors and current CEO of Shinhan Bank. The lawsuit seeks relief of Mr. Lee from his duties as both a member of the boards of directors of SFG and Shinhan Bank SFG and SHB plan to take appropriate measures in response to the lawsuit and further report on the progress of the lawsuit as appropriate.

The lawsuit discussed above is further to the application for injunction filed by the same four shareholders seeking suspension of Mr. Lee’s duties as a member of the boards of directors of SFG and Shinhan Bank. Please refer to the Form 6-K filed on September 17, 2010 for details.